HAGEMEYER

HAGEMEYER SERVICES B.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 695 77 03

LEGAL DEPARTMENT

Filenr. 082-04865



United States Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Direct line 6957

Our ref.

Your ref.

05005912

Naarden, 7 February 2005

SUPPL

Re: Hagemeyer N.V.,
Filenr. 082-04865

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith furnish the required information. A list stating the information being submitted, is also attached to this letter. The filenumber of Hagemeyer N.V. is: 082-04865.

Yours truly,



Patricia Vonk

PROCESSED
FEB 22 2005
THOMSON
FINANCIAL



Enc.

Filenr. 082-04865

LIST OF PUBLIC DOCUMENTS OF HAGEMEYER N.V.
Since 16 July 2004

1. COMMERCIAL REGISTER

Date	Language	Change
None		

2. PRESS RELEASES

Date	Language	Subject
14-01-2005	English and Dutch	Trading update
14-01-2005	English and Dutch	New CEO for Hagemeyer UK

3. PUBLIC ADVERTISEMENTS

Date	Language	Subject
None		

4. ACCOUNTS

Language	Subject
None	

5. AUTHORITY FINANCIAL MARKETS

Date	Language	Change
None		

6. OTHER

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None		



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHE RLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396

PERSBERICHT

TRADING UPDATE

Hoofdpunten

- **Omzet geheel 2004 € 5,4 miljard, autonome groei 3,5%**
- **Vierde kwartaal autonome groei PPS 4,7% (op basis van een gelijk aantal werkdagen)**
- **Omzetgroei in alle belangrijke PPS ondernemingen behalve Duitsland in het vierde kwartaal**
- **Vooruitzichten resultaten tweede halfjaar 2004 ongewijzigd**
- **Presentatie volledige jaarcijfers 2004 op 23 februari 2005**

Omzetontwikkeling voor de Groep

Netto omzet (€ miljoen)	**2004**	**Kw4 2004**	Kw3 2004	HJ1 2004	2003[1]	2003
PPS	**4.989**	**1.282**	1.278	2.429	4.996	5.062
ITPS	**-**	**-**	-	-	-	677
Agencies/ CE	**438**	**115**	107	216	565	599
Totaal	**5.427**	**1.397**	**1.385**	**2.645**	**5.561**	**6.338**
Netto rentedragende schuld[2]	**475**	**475**	669	639	n.v.t.	927

[1] Like-for-like: aangepast voor het effect van de desinvestering/overdracht van Tech Pacific, Stokvis Tapes Groep en Puma in 2003
[2] Totale netto rentedragende schuld einde verslagperiode

Autonome omzetgroei[3]

	2004	**Kw4 2004**	Kw3 2004	Kw2 2004	Kw1 2004
PPS	**3,8%**	**5,3%**	3,8%	4,9%	1,3%
Agencies / CE	**0,5%**	**-8,4%**	4,3%	8,6%	-1,0%
Totale Groep	**3,5%**	**4,0%**	**3,8%**	**5,2%**	**1,1%**
PPS (op basis van een gelijk aantal werkdagen)	**3,2%**	**4,7%**	3,5%	3,9%	0,2%

[3] Autonome groei: omzetgroei, niet aangepast voor het aantal werkdagen, ten opzichte van dezelfde periode van het vorig jaar en exclusief het effect van wisselkoersen en desinvesteringen en acquisities

Rudi de Becker, CEO:
In het vierde kwartaal realiseerde onze kernactiviteit PPS de hoogste omzetgroei in enig kwartaal sinds 2000. Na jaren van teruggang was in het tweede kwartaal van 2004, op basis van een gelijk aantal werkdagen, weer sprake van omzetgroei en dit heeft zich in de resterende kwartalen van 2004 voortgezet. Dit is een belangrijke graadmeter voor de voortgang van onze turnaround. Onze business is bij alle ondernemingen aanzienlijk verbeterd en ook in het Verenigd Koninkrijk, waar het uitrollen van het nieuwe gedecentraliseerde logistieke model op schema ligt. Met de voortgaande verbetering van onze activiteiten en serviceniveaus en de verdere versterking van de organisatie, heb ik er alle vertrouwen in dat, waneer de markt niet verslechtert, onze omzet in 2005 verder zal toenemen. Daarnaast is het positief dat onze totale netto schuld in het laatste kwartaal van het jaar met € 194 miljoen is teruggebracht."

Alle cijfers over 2004 zijn voorlopig en er is geen accountantscontrole op toegepast. De cijfers kunnen worden aangepast naar aanleiding van het opstellen van de definitieve jaarrekening 2004.

OMZETONTWIKKELING IN HET VIERDE KWARTAAL EN HET GEHELE JAAR

In het vierde kwartaal van 2004 bedroeg de netto omzet van de Groep € 1.397 miljoen (Kw4 2003: € 1.464 miljoen). De autonome omzetgroei voor de Groep bedroeg 4,0% ofwel € 54 miljoen (eerste 9 maanden 2004: 3,4%). Het saldo van € 121 miljoen negatief in het vierde kwartaal ten opzichte van dezelfde periode in 2003 is voor € 33 miljoen het gevolg van negatieve wisselkoerseffecten en voor € 88 miljoen van het netto effect van desinvesteringen en acquisities.

Voor het gehele jaar 2004 bedroeg de omzet € 5.427 miljoen (2003: € 6.338 miljoen). De autonome groei over het gehele jaar was 3,5%, ofwel € 185 miljoen. Het totale netto effect van desinvesteringen en acquisities voor 2004 is € 989 miljoen negatief. Dit heeft met name betrekking op de desinvesteringen in 2003 en begin 2004 van Tech Pacific, Stokvis Tapes Groep, GPX en de detailhandelsactiviteiten in Duitsland, alsmede de beëindiging van het contract met Puma. Het wisselkoerseffect over het gehele jaar was € 107 miljoen negatief, met name door het zwakker worden van de US-dollar gedurende 2004. Dit werd gedeeltelijk gecompenseerd door een sterker Pond Sterling en een sterkere Australische dollar.

De omzetgroei van onze kernactiviteit Professional Products en Services (PPS) versnelde in het vierde kwartaal. De omzet van PPS steeg in het vierde kwartaal met 4,7% (autonome groei op basis van een gelijk aantal werkdagen), een toename van 120 basispunten ten opzichte van de 3,5% groei in het derde kwartaal en van 210 basispunten ten opzichte van de 2,6% groei over de eerste negen maanden van het jaar. De autonome omzetgroei van PPS over het vierde kwartaal was de hoogste in enig kwartaal sinds 2000.

De autonome groei van onze niet kernactiviteiten Agencies/Consumer Electronics, niet aangepast voor het aantal werkdagen, was in het vierde kwartaal 8,4% negatief, voornamelijk als gevolg van een sterke omzetdaling in onze markten voor consumentenelektronica in Nederland. Voor het gehele jaar was de autonome groei 0,5% positief.

PROFESSIONAL PRODUCTS EN SERVICES (PPS)

Alle hieronder gemelde autonome omzetgroeipercentages zijn op basis van een gelijk aantal werkdagen.

In het vierde kwartaal nam de autonome groei in alle belangrijke PPS ondernemingen toe, behalve in Duitsland.

In het **Verenigd Koninkrijk** bedroeg de autonome groei over het vierde kwartaal 2,5%. Het was te verwachten dat deze groei procentueel lager zou zijn dan de in het tweede en derde kwartaal gerealiseerde omzetgroei omdat in de laatste maanden van het jaar met het uitrollen van het nieuwe gedecentraliseerde logistieke model is begonnen. Dergelijke projecten brengen onvermijdelijk enige verstoring in het verkoopproces met zich mee. Verwacht wordt dat de omzetgroei zal versnellen als het nieuwe logistieke netwerk volledig geïmplementeerd is.

De omzet in het vierde kwartaal in **Duitsland** lag nog steeds onder die van het vierde kwartaal van 2003, maar de daling wordt geleidelijk aan minder. De autonome groei was in het vierde kwartaal 2,7% negatief, ten opzichte van 10,0% negatief in het derde kwartaal en 13,1% negatief in het tweede kwartaal. De omzet aan de industriële sector liet een goed herstel zien, maar de Duitse bouwmarkt blijft zwak. Alle interne oorzaken voor de omzetdaling in Duitsland zijn nu weggenomen en de marketing en verkooporganisatie is aanzienlijk versterkt. Verwacht wordt dat de omzetgroei in Duitsland in de loop van 2005 weer zal hervatten.

Onze succesvolle regio **Nordics** realiseerde in het vierde kwartaal met 12,0% wederom een dubbelcijferige groei. Dit kwam voornamelijk door voortdurend hoge verkoopniveaus aan telecom- en nutsbedrijven.

Met een autonome groei van 6,3% had **Spanje** ook een sterk laatste kwartaal.

De omzet in de **Verenigde Staten** nam in het vierde kwartaal met 6,5% toe. Rekening houdend met sluitingen en samenvoegingen van vestigingen bedroeg deze groei 8,4%. Gedurende het jaar hebben een aantrekkende economie, een voortgaande verbetering van de serviceniveaus en verschillende nieuwe contracten in het industriële segment bijgedragen aan de omzetgroei.

De omzetgroei in **Azië-Pacific** bedroeg in het vierde kwartaal 4,1% en bevestigt de trend van herstel van onze onderneming in Australië.

UPDATE TURNAROUND VERENIGD KONINKRIJK

Hoewel gedurende 2004 aanzienlijke voortgang werd geboekt, blijft onze onderneming in het Verenigd Koninkrijk de belangrijkste uitdaging in de turnaround. Zoals eerder aangegeven voldeed het nationale distributie centrum in Runcorn niet aan onze verwachtingen. Het serviceniveau van Newey & Eyre, onze belangrijkste activiteit in het Verenigd Koninkrijk, kon slechts op peil worden gehouden door het inzetten van een groot aantal tijdelijke krachten in Runcorn. Bovendien namen de vrachtkosten toe als gevolg van een groot aantal spoedzendingen tussen de vestigingen. Hierdoor kon het kostenniveau in het Verenigd Koninkrijk niet sneller worden teruggebracht. Daarom is besloten om tot een meer gedecentraliseerd en eenvoudiger logistiek model over te gaan, waarbij gebruik gemaakt wordt van een aantal regionale distributiecentra. In de laatste maanden van het jaar werd begonnen met de implementatie van dit nieuwe model en er wordt goede voortgang geboekt. Het volledig uitrollen van de regionale distributiecentra zal naar verwachting medio 2005 afgerond zijn. Dit nieuwe logistieke model zal niet alleen leiden tot een verbeterde en meer stabiele service, maar ook tot een afname van kosten en voorraden.

Zoals vandaag in een separaat persbericht bekend werd gemaakt is Rod Stoyel benoemd tot de nieuwe CEO van Hagemeyer UK. Hij volgt Angus Fraser op, die de onderneming zal verlaten. De benoeming van Rod Stoyel gaat in per 17 januari 2005. Rod Stoyel is een ervaren chief executive en turnaround manager met brede ervaring in het leiden van logistieke operaties. Hij heeft een succesvolle achtergrond in de turnaround van ondernemingen, strategische herpositionering en het uitbouwen van marktaandeel. Zijn kennis en ervaring sluiten aan bij wat in deze eindfase van de turnaround in het Verenigd Koninkrijk nodig is.

VOORUITZICHTEN RESULTATEN TWEEDE HALFJAAR 2004

Hagemeyers vooruitzichten voor het tweede halfjaar van 2004 blijven onveranderd. In de vooruitzichten is de boekwinst van circa € 56,5 miljoen op de desinvestering van Hagemeyers belang van 31,5% in Tech Pacific niet verwerkt..

Samengevat waren en blijven de vooruitzichten:

- EBITDA voor bijzondere posten voor de Groep zal in het tweede halfjaar 2004 verbeteren (ten opzichte van de EBITDA van € 17 miljoen positief op vergelijkbare basis in het tweede halfjaar van 2003);

- Voor het tweede halfjaar van 2004 worden netto bijzondere lasten van ten hoogste € 25 miljoen verwacht;

- Voor het tweede halfjaar van 2004 worden netto financiële lasten verwacht van circa € 35 miljoen;

- Het netto resultaat voor het tweede halfjaar van 2004 zal naar verwachting aanzienlijk verbeteren ten opzichte van het verlies in het tweede halfjaar van 2003, maar zal nog steeds negatief zijn;

- De vrije kasstroom (vóór desinvesteringen) zal in het tweede halfjaar 2004 positief zijn, maar zal voor het hele jaar nog steeds negatief zijn.

Alle cijfers over 2004 zijn voorlopig en er is geen accountantscontrole op toegepast. De cijfers kunnen worden aangepast naar aanleiding van het opstellen van de definitieve jaarrekening 2004.

FINANCIELE POSITIE

Ultimo 2004 bedroeg de totale netto rentedragende schuld van de groep, inclusief € 150 miljoen aan achtergestelde converteerbare schuld, € 475 miljoen, een afname van € 194 miljoen ten opzichte van € 669 miljoen per 30 september 2004, voornamelijk als het gevolg van een lager werkkapitaal. In deze afname is ook een bedrag van € 83,4 miljoen begrepen dat Hagemeyer ontving als gevolg van de verkoop van het belang van 31,5% in Tech Pacific. De aan Hagemeyer ter beschikking staande financieringsfaciliteiten werden dienovereenkomstig teruggebracht. De niet-gebruikte senior leningfaciliteiten van Hagemeyer bedroegen per 31 december 2004 circa € 250 miljoen.

Vanaf het einde van het financiële jaar 2005 zal Hagemeyer moeten voldoen aan bepaalde financiële convenanten ten aanzien van de senior leningfaciliteiten. Deze convenanten worden op een voortschrijdende basis van 12 maanden berekend. Per 31 december 2005 mag de ratio netto senior schuld / EBITDA voor bijzondere posten niet hoger zijn dan 5,5. De interest cover ratio (EBITDA exclusief bijzondere posten (na contante bijzondere posten) gedeeld door totale netto rente) mag niet lager zijn dan 1.5. Op basis van de huidige projecties, verwacht Hagemeyer in 2005 aan haar financiële convenanten te voldoen.

Naarden, 14 januari 2005

HAGEMEYER N.V.
Raad van Bestuur

Noot voor de redactie:
Voor nadere informatie: Emilie de Wolf + 31 (0)35-6957676
www.hagemeyer.com
press@hagemeyer.com

In dit persbericht zijn mededelingen over de vooruitzichten opgenomen, die gebaseerd zijn op talrijke aannames, waaronder begrepen zakelijke, economische en andere marktomstandigheden. Veel van deze aannames bevinden zich buiten Hagemeyers invloedsfeer en zijn onderhevig aan aanzienlijke onzekerheid. Deze aannames bevatten aanzienlijke elementen van subjectieve beoordeling die al dan niet accuraat zullen blijken te zijn en als gevolg daarvan kan geen garantie worden gegeven ten aanzien van analyses, of conclusies getrokken uit op deze aannames gebaseerde analyses.

082-04865

RECEIVED

2005 FEB 10 P 3:03



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHE RLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396

PRESS RELEASE

TRADING UPDATE

Highlights

- **Full year 2004 sales € 5.4 billion, 3.5% organic growth**
- **Q4 PPS organic sales growth of 4.7% (same number of working days basis)**
- **Q4 sales grew in all major PPS operations except Germany**
- **Outlook HY2 2004 performance unchanged**
- **Full year 2004 results will be presented on 23 February 2005**

Group sales development

Net sales in € millions	**FY 2004**	**Q4 2004**	Q3 2004	HY1 2004	FY 2003[1]	FY 2003
PPS	**4,989**	**1,282**	1,278	2,429	4,996	5,062
ITPS	**-**	**-**	-	-	-	677
Agencies/ CE	**438**	**115**	107	216	565	599
Total	**5,427**	**1,397**	**1,385**	**2,645**	**5,561**	**6,338**
Net interest bearing debt[2]	**475**	**475**	669	639	n.a.	927

[1] Like-for-like: adjusted for the impact of the 2003 divestments and/or transfer of Tech Pacific, Stokvis Tapes Group and Puma
[2] Total net interest bearing debt at the end of the reporting period

Organic sales growth [3]

	FY 2004	**Q4 2004**	Q3 2004	Q2 2004	Q1 2004
PPS	**3.8%**	**5.3%**	3.8%	4.9%	1.3%
Agencies / CE	**0.5%**	**-8.4%**	4.3%	8.6%	-1.0%
Total Group	**3.5%**	**4.0%**	**3.8%**	**5.2%**	**1.1%**
PPS (same number of working days basis)	**3.2%**	**4.7%**	3.5%	3.9%	0.2%

[3] Organic growth: sales growth, not adjusted for number of working days, compared to the same period in the prior year and excluding the effect of foreign exchange rates and divestments and acquisitions

Rudi de Becker, CEO:

"In quarter four our core PPS business realised the highest quarterly sales growth since 2000. After years of decline, sales growth, on a same number of working days basis, resumed in the second quarter of 2004 and continued in the remaining quarters of 2004. This is a key indicator of the progress of our turnaround. Our business has improved considerably in all operating companies, including the UK, where the rollout of the new, decentralised logistics model is on schedule. With the continuing improvement of our operations and customer service and the further strengthening of our organisation, I am confident that, if the market does not deteriorate, we will further grow our sales in 2005. Positive also is the reduction of our total net debt by € 194 million in the last quarter of the year."

All 2004 figures are preliminary and unaudited and can be subject to final adjustments upon completion of the 2004 annual accounts.

FOURTH QUARTER AND FULL YEAR SALES EVOLUTION

In the fourth quarter of 2004, net sales for the Group were € 1,397 million (Q4 2003 € 1,464 million). Organic sales growth for the Group was 4.0% or € 54 million (first 9 months of 2004: 3.4%). The balance of € 121 million negative in the fourth quarter versus the same period in 2003 is for € 33 million due to adverse exchange rate effects and for € 88 million due to the net effect of divestments and acquisitions.

Full year 2004 Group sales amounted to € 5,427 million (FY 2003 € 6,338 million). Organic sales growth for the year was 3.5% or € 185 million. The total net effect of divestments and acquisitions for 2004 is € 989 million negative. These mainly relate to the divestments in 2003 and early 2004 of Tech Pacific, Stokvis Tapes Group, GPX and the retail activities in Germany, as well as the termination of the Puma contract. The exchange rate effect for the full year was € 107 million negative, mainly due to the weakening of the USD in the course of 2004. This was partly offset by a stronger GBP and AUD.

Sales growth for our core Professional Products and Services (PPS) business accelerated during the fourth quarter. PPS sales grew by 4.7% (organic growth on same number of working days basis) in Q4, which is 120 basis points higher than the 3.5% growth rate for Q3 and 210 basis points above the 2.6% growth rate for the first nine months of the year. The fourth quarter PPS organic sales growth was the highest quarterly increase since 2000.

Organic growth for our non-core Agencies/Consumer Electronics business, not adjusted for number of working days, was 8.4% negative in the fourth quarter, mainly due to a strong decline in sales in our consumer electronics markets in the Netherlands. Full year organic growth was 0.5% positive.

PROFESSIONAL PRODUCTS AND SERVICES (PPS)

All organic sales growth percentages mentioned below are on a same number of working days basis.

Q4 sales grew in all major PPS operations with the exception of Germany.

In the **UK**, organic growth for the fourth quarter was 2.5%. It was to be expected that this growth rate would be lower than our Q2 and Q3 sales growth since the roll-out of the new decentralized logistics model was started in the latter part of the year. Such a project inevitably creates some degree of sales disruption. We expect sales growth to accelerate once the new logistics network will be fully implemented.

Our fourth quarter sales in **Germany** were still below Q4 2003, but the rate of decrease has continuously diminished. Organic growth in Q4 was 2.7% negative versus 10.0% negative in Q3 and 13.1% negative in Q2. Our industrial sales show a good recovery, but the German construction market remains weak. All internal causes for our sales decline in Germany have now been eliminated and the marketing and sales organisation has been considerably strengthened. We expect sales growth in Germany to resume in the course of 2005.

Our successful **Nordics** region continued to grow at a double digit rate of 12.0% in the fourth quarter. This was mainly driven by continuing high sales levels in the telecom and utilities segments.

With an organic growth of 6.3%, **Spain** also had a strong last quarter of the year.

All 2004 figures are preliminary and unaudited and can be subject to final adjustments upon completion of the 2004 annual accounts.

Fourth quarter sales in the **USA** grew by 6.5%. Adjusted for sales branch closures and consolidations, this growth is 8.4%. Throughout the year, a strengthened economy, a continuing improvement of our service levels and the winning of several new industrial contracts contributed to our sales growth.

Q4 sales growth in **Asia-Pacific** was 4.1% and confirms the recovering trend of our Australian operation.

UPDATE ON UK TURNAROUND

Although considerable progress has been made during 2004, our UK operation remains our biggest turnaround challenge. As indicated before, the performance of our National Distribution Centre in Runcorn did not meet our expectations. Customer service levels for Newey & Eyre, our main UK operation, could only be maintained by the use of a large number of temporary staff at Runcorn. In addition, a high number of emergency shipments between branches resulted in increased freight costs. This situation prevented us from reducing our cost base in the UK faster. It was therefore decided to go for a more decentralised and simpler logistic model, based on a number of regional distribution centres. The implementation of the new model was started during the latter part of the year and is progressing well. The full roll-out of the regional distribution centers is expected to be completed by mid-2005. This new logistic network will not only result in a much improved and more stable customer service, but also in a cost and inventory reduction.

As communicated today in a separate press release, Rod Stoyel has been appointed as the new CEO of Hagemeyer UK and succeeds Angus Fraser, who is leaving the company. The appointment of Rod Stoyel will take effect per January 17, 2005. Rod Stoyel is an experienced chief executive and turnaround manager with a broad expertise in leading logistic operations. He has a successful track record in company turnarounds, strategic repositioning and building market share. His competence and experience are in line with what we need in this final stage of the UK turnaround.

OUTLOOK HY2 2004 PERFORMANCE

Hagemeyer's outlook for the second half of 2004 remains unchanged. This outlook does not include the 2004 book gain of approximately € 56.5 million on the divestment of Hagemeyer's 31.5% participation in Tech Pacific.

In summary, this outlook was and remains:

- Group EBITDA before exceptional items will improve in HY2 2004 (compared to the HY2 2003 like-for-like basis of € 17 million positive);
- Net exceptional charges are expected to be up to € 25 million in HY2 2004;
- Net financial expenses in HY2 2004 will be around € 35 million;
- The HY2 2004 net result will show a substantial improvement compared to the HY2 2003 loss, but will still be negative;
- Free cash flow (before divestments) will be positive in HY2 2004, but will still be negative for the full year.

FINANCIAL POSITION

At the end of 2004, the Group's total net interest bearing debt, including € 150 million subordinated convertible debt, stood at € 475 million, a decrease of € 194 million compared to € 669 million as at September 30, 2004, which is mainly the result of lower working capital. This decrease also includes the net cash consideration of € 83.4 million which Hagemeyer received as a result of the sale of its 31.5% stake in Tech Pacific. The financing facilities available to Hagemeyer were reduced accordingly. Hagemeyer's unutilised senior loan facilities at December 31, 2004, were approximately € 250 million.

Hagemeyer will have to meet certain financial covenants for its senior loan facilities as from the end of the financial year 2005. These covenants are calculated on a 12-months rolling basis. As per December 31, 2005, Hagemeyer's net senior debt versus EBITDA before exceptional items should not exceed a multiple of 5.5. The interest cover ratio (EBITDA excluding exceptional items (after cash exceptionals) divided by total net interest costs) should not be lower than 1.5. Based on current projections, Hagemeyer expects to meet its financial covenants in 2005.

Naarden, January 14, 2005

HAGEMEYER N.V.
Board of Management

Note to the editor:
For further information: Emilie de Wolf +31 (0)35 6957676
www.hagemeyer.com
press@hagemeyer.com

This press release contains forward looking statements, which are based upon numerous assumptions, including business, economic and other market conditions. Many of these assumptions are beyond the control of Hagemeyer and are inherently subject to substantial uncertainty. Such assumptions involve significant elements of subjective judgment that may or may not prove to be accurate, and consequently, no assurances can be made regarding the analyses or conclusions derived from analyses based upon such assumptions.

 HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHE RLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396

PRESS RELEASE

New CEO for Hagemeyer UK

Hagemeyer announced today that Angus Fraser, CEO of Hagemeyer UK and member of the Executive Committee of the PPS (Professional Products and Services) business of Hagemeyer, has resigned from the Company by mutual agreement with the Board of Management.

Rod Stoyel has been recruited as Angus Fraser's successor. His appointment as CEO of Hagemeyer UK and member of the PPS Executive Committee will take effect per January 17, 2005. Rod Stoyel is an experienced chief executive and turnaround manager with a broad expertise in leading logistic operations. He has a successful track record in company turnarounds, strategic repositioning and building market share. As a professional turnaround manager, Rod Stoyel has an extensive list of business accomplishments. One of his most relevant recent assignments was the development and implementation of a new logistics model for a large electrical wholesaler in the UK. This restructuring resulted in a significant improvement of customer service, the resumption of sales growth and a considerable reduction of costs and inventory levels.

Rudi de Becker, CEO of Hagemeyer, stated: "We thank Angus Fraser for his contribution to the Company and wish him well in his future endeavours. We are delighted to be able to bring on board an experienced turnaround manager such as Rod Stoyel. His competence and experience are in line with what we need in this final phase of the UK turnaround."

Said Angus Fraser: "I am proud of what has been accomplished by the UK management team under my leadership. I believe that we have established a stronger platform from which the Company can further pursue a successful turnaround."

Naarden, January 14, 2005
HAGEMEYER N.V.
Board of Management

Note to the editor:

For further information: Emilie de Wolf +31 (0) 35-69 57 676
www.hagemeyer.com
press@hagemeyer.com



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 6957611, FAX (035) 6944396

PERSBERICHT

Nieuwe CEO voor Hagemeyer UK

Hagemeyer maakt vandaag bekend dat Angus Fraser, CEO van Hagemeyer UK en lid van het Executive Committee van Hagemeyers PPS (Professional Products en Services) activiteiten, met instemming van de Raad van Bestuur heeft besloten de onderneming te verlaten.

Rod Stoyel is aangetrokken als opvolger van Angus Fraser. Hij is met ingang van 17 januari 2005 benoemd tot CEO van Hagemeyer UK en lid van het PPS Executive Committee. Rod Stoyel is een ervaren chief executive en turnaround manager met een brede ervaring in het leiden van logistieke operaties. Hij heeft een succesvolle achtergrond in de turnaround van ondernemingen, strategische herpositionering en het uitbouwen van marktaandeel. Rod Stoyel heeft op dit gebied veel bereikt. Een van zijn meest relevante recente opdrachten was de ontwikkeling en implementatie van een nieuw logistiek model voor een grote distributeur van elektrotechnische materialen in het Verenigd Koninkrijk. Deze herstructurering leidde tot een significante verbetering van het serviceniveau, hervatting van de omzetgroei en tot aanzienlijk lagere kosten en voorraadniveaus.

Rudi de Becker, CEO van Hagemeyer: "Wij danken Angus Fraser voor zijn bijdrage aan de onderneming en wensen hem veel succes bij zijn toekomstige activiteiten. Wij zijn verheugd dat wij een zo ervaren turnaround manager als Rod Stoyel hebben kunnen aantrekken. Zijn kennis en ervaring sluiten aan bij wat in deze eindfase van de turnaround in het Verenigd Koninkrijk nodig is."

Angus Fraser: "Ik ben trots op wat er door het management team in het Verenigd Koninkrijk onder mijn leiding is bereikt. Ik ben van mening dat we een sterkere basis hebben gerealiseerd waarop de onderneming verder kan werken aan een succesvolle turnaround."

Naarden, 14 januari 2005
HAGEMEYER N.V.
Raad van Bestuur

Noot voor de redactie:

Voor nadere informatie: Emilie de Wolf + 31(0)35 – 69 57 676
www.hagemeyer.com
press@hagemeyer.com